Mail Stop 4561

December 22, 2008

Mr. Philip Graves
Chief Executive Officer
Rocketinfo, Inc.
701 Fifth Avenue, Suite 4200
Seattle, WA 98104

>   **Re: Rocketinfo, Inc.**
>   **Form 10-KSB/A For the Year Ended December 31, 2007**
>   **Filed December 3, 2008**
>   **File No. 000-26373**

Dear Mr. Graves:

We have reviewed your response letter dated December 1, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 6, 2008.

Form 10-K/A For the Year Ended December 31, 2007

1.   We note that in your amended 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated November 6, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting for the correct entity impacts its conclusion regarding the effectiveness of your <u>disclosure controls and procedures</u> as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed <u>by the issuer</u> is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can

find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting for the correct entity rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

2.   We note from your revised disclosure you have concluded that your internal control over financial reporting was effective "except as indicated below." Please revise your disclosure to state, in clear and unqualified language, a single conclusion as to the effectiveness of your internal control over financial reporting. It is not appropriate to conclude that internal control over financial reporting is effective except to the extent that it is not effective.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief

cc: Jody M. Walker, Esq.
        Facsimile number: (303) 482-2731